Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 Publicly-Held NIRE 35300010230 POLICY ON TRANSACTIONS WITH RELATED PARTIES SUMMARY This document addresses the guidelines that the Itaú Unibanco Conglomerate must follow when conducting operations with Related Parties. 1. OBJECTIVE The purpose of this Rule for Transactions with Related Parties is to establish rules and consolidate procedures for ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco” or “Company”) to follow in transactions between Related Parties, to ensure equality and transparency and guarantee that Itaú Unibanco meets the best Corporate Governance practices for shareholders, investors and other stakeholders. 2. TARGET AUDIENCE This rule applies to Itaú Unibanco and its subsidiaries in Brazil. 3. RESPONSIBILITIES The responsibilities assigned to departments and bodies within the Itaú Unibanco Conglomerate as a result of this rule are defined in the Company’s internal notices. 4. STANDARDS 4.1 Definition of Related Parties The Company uses the guidelines established by CPC Technical Judgment 05 and any subsequent revisions, issued by the Accounting Judgment Committee and approved by the Brazilian Securities and Exchange Commission (“CVM”), in accordance with the applicable regulation. For the purposes of this rule, the following are considered as Parties Related to the Company: a) A person, or a close member of their family who: (i) has full or shared control over the Company (ii) has significant influence over the Company; or (iii) is a member of the key management personnel of the Company or its parent company. b) An entity in any of the following situations: (i) is a member of the same economic group as the Company; (ii) the entity/Company is affiliated or jointly controlled (joint venture) by the Company/entity or another entity of the same economic group; (iii) the entity and the Company are under joint control (joint venture) of a third entity; (iv) the entity/Company is under the joint control (joint venture) of a third entity and the Company/entity is an affiliate of that third entity; (v) the entity is a post-employment benefit package whose beneficiaries are the employees of both entities, the Company and the party related to the Company; (vi) is controlled, under full or joint control, by a person identified in letter (a); or (vii) a person identified in item (a) (i) has significant influence over the entity, i.e., is a member of the key management personnel of that entity. 4.1.1 Close Family Members: Close family members are considered to be those family members who can be expected to influence or be influenced by the person in those members’ dealings with the entity and include: (i) the person’s children, spouse or partner; (ii) the children of the person’s spouse or partner; and (iii) dependents of the person, his/her spouse or partner on the income tax return forms. 4.2 Definitions of Market Conditions, Significant Amounts and Related Transactions and Ordinary Operations 4.2.1 Market Conditions These are the conditions for which the principles of competitiveness (prices and service conditions compatible to those of the market), conformity (adherence to the contract terms and responsibilities practices by the Company, as well as to the appropriate information security controls) and transparency (report meets the conditions agreed upon with due application, as well as reflexes of these in the accounting documents of the Company) were observed throughout negotiations. In the negotiation between related parties, the same principles and procedures that guide negotiations carried out by the Itaú Unibanco Conglomerate with independent parties must be followed.

4.2.2 Significant Amount A Transaction or a set of Related Transactions considered to be of Significant Amount are those whose value, in each consecutive 12 (twelve) month period, exceeds BRL 2,000,000.00 (two million reais). 4.2.3 Related Transactions Related transactions are considered to be similar transactions with a logical relationship with each other by virtue of their object or parties, such as: a) ongoing transactions including periodic installments, provided that the amounts involved are already known at the time when the contract is signed; and b) subsequent transactions resulting from a first transaction previously carried out, provided that it has established its main conditions, including the amounts involved. 4.2.4 Ordinary Operations Ordinary operations are considered to involve products and/or off-the-shelf services, that is, those available to the Company’s customers, with standardized pricing, respecting the negotiation margins granted to the commercial departments for customers of the same profile, as long as they are in market conditions, pursuant to item 4.2.1. Products customized or developed specifically for customers considered to be related parties will be evaluated in accordance with the legislation and criteria of this and other Itaú Unibanco policies. 4.3 Formalization of Transactions between Related Parties 4.3.1. In transactions involving Related Parties, under the terms defined herein, the following conditions must be observed: a) transactions must be made under Market Conditions and in accordance with the provisions hereunder, as well as all other practices employed by the Company’s Management, such as the guidelines provided in the Company’s Code of Ethics and other internal policies; b) the transactions must be concluded in writing, specifying their main characteristics and conditions, such as the name of the parties, global price, unit price, deadlines, guarantees, tax collection, payment of fees, obtention of licenses, conditions for termination etc.; and c) transactions must be clearly disclosed in Itaú Unibanco’s financial statements, in accordance with the materiality criteria provided by accounting standards. 4.3.2 In the event that any company within the Itaú Unibanco Conglomerate is contracted by a Related Party in active, passive or service operations, including those under the terms of Supplementary Law No. 105/01, the conditions set out in sub-item 4.3.1 must be applied, as well as the Market Conditions applicable to other customers who have the same profile, risk exposure, volume of resources, and other characteristics. Except in (i) credit operations and financial services provided by an institution authorized to operate by the Central Bank of Brazil, in the normal course of business of the parties involved and in conditions similar to those practiced by them with unrelated parties and (ii) situations in which secrecy derives from a legal obligation, all other active, passive or service provision operations carried out by the Company will be subject to item 4.6.3 of this rule. 4.4 Governance Structure for Transactions of Significant Amounts between Related Parties 4.4.1 If the transaction involves a Significant Amount for Itaú Unibanco, the following rules must be observed concurrently with the rules established in item 4.3 above, as follows: a) The transaction must be submitted for approval by the Related Parties Committee (“Committee”), formed by 3 (three) members of the Board of Directors of Itaú Unibanco considered independent, who must verify the advantages of said transaction for Itaú Unibanco ; b) The submission of transactions to the Committee must be accompanied by (i) other market quotations, whenever feasible, in order to comply with the provisions of item 4.3.1.a); (ii) the reasons that ensure commutative conditions; (iii) the justification for carrying out the transaction with the Related Party and not with third parties; (iv) the type of relationship with the Related Party; (v) information on any previously existing related transactions; and (vi) the benefits expected by the Company and the Related Party; and c) On a quarterly basis, these transactions will be reported to the Itaú Unibanco Board of Directors. 4.4.2 The Committee’s deliberations may take place in in-person meetings, by teleconference or videoconference or, still, by electronic means (e-mail). 4.4.3 The rules set out in this item will not apply to operations that were already carried out: a) between the Company and its direct and indirect controlled entities, except in cases where there is an interest in the capital stock of the subsidiary by the direct or indirect controllers of the Company, its managers or persons related to them; and b) transactions between the Company’s direct and indirect controlled entities, except in cases where there is an interest in the subsidiary’s capital stock by the Company’s direct or indirect controllers, its managers or persons related to them 4.4.3.1 For the purposes of item 4.4.3, “related person” means an individual or legal entity who acts on behalf of the same interests as the person with whom he or she is linked. 4.4.4 Ordinary operations with Related Parties will be exempted from the procedures described in item 4.4.1, provided that Market Conditions are met, under the terms mentioned in item 4.3.2. 4.4.5 The Committee may hire external consultants for assistance, if they so deem pertinent, ensuring the integrity and confidentiality of the work, with no prejudice to the Committee’s responsibilities. In any situation, forms of hiring advisors, consultants or intermediaries that generate a conflict of interest with the Company, its administrators or shareholders are prohibited. 4.5 Impediments 4.5.1 The Company’s Management must respect the ordinary flow for negotiating, analyzing and approving transactions within the scope of the Itaú Unibanco Conglomerate, and must not make interventions that influence the hiring of Related Parties in disagreement with such flow. 4.5.2 In situations in which a member involved in approving the transaction is prevented from deliberating on the matter due to a potential conflict of interest, they must declare himself impeded and explain his involvement in the transaction and provide details of the transaction and the parties involved. The impediment must be included in the document that resolves on the transaction. 4.6 Disclosure Obligation 4.6.1 Pursuant to the provisions of article 247 of Law No. 6,404/76 (Brazilian Corporation Law), CVM Resolution No. 94/22 and National Monetary Council Resolution No. 4,818/20, the Company must disclose Transactions with Related Parties, providing sufficient details to identify the Related Parties and any essential or non-strictly commutative conditions inherent to the transactions in question, thus allowing the Company’s shareholders the possibility of inspecting and following up on Itaú Unibanco’s management acts. 4.6.2 This information will be disclosed, in a clear and precise manner, in the explanatory notes to the Company’s Financial Statements, in accordance with the applicable accounting principles. In addition to such disclosure, the Company also has a duty to promote the disclosure of Transactions with Related Parties to the market, under the terms established in the Listing Regulation at Level 1 of Corporate Governance of B3 - Brazil Stock Exchange and Over-the-Counter Market (“B3”), with regard, especially, to the additional requirements of the periodic quarterly information (ITR’s) and, also, under the terms of CVM Resolution 80/22. 4.6.3 The transaction or set of Related Party Related Transactions whose value exceeds BRL 50,000,000.00 (fifty million reais) and that meets the disclosure requirements of Annex F of CVM Resolution No. 80/22, must be disclosed via electronic system available on the CVM website within 7 (seven) business days from its occurrence, pursuant to the aforementioned rule. 4.7 Barred Transactions 4.7.1 Related Party Transactions are prohibited under the following circumstances: a) if they are carried out under conditions other than Market Conditions; b) if credit operations are carried out in disagreement with Article 34 of Law No. 4,595/64, with Article 17 of Law No. 7,492/86 or not authorized by the regulations of the Brazilian National Monetary Council; c) if there are service provision contracts between the Company and Related Parties that (i) are not services normally offered to the Company’s customers, or (ii) involve unjustified or disproportionate remuneration in terms of generating value for the Company; or d) corporate restructurings that do not ensure equitable treatment of the Company’s shareholders. 5. CODE OF ETHICS In addition to the rules set out herein, Itaú Unibanco employees and managers must observe the guidelines set out in the Company’s Code of Ethics and in the Corporate Integrity and Ethics Policy in potential Transactions with Related Parties. 6. PENALTIES Violations of the terms hereunder will be examined by the Audit Committee, and consequently submitted to the Company’s Board of Directors, which will adopt the appropriate measures, also warning that certain conduct may constitute a crime, subjecting those responsible to the penalties provided for in the current legislation. 7. Rule UPDATE The Company’s Board of Directors is authorized to update this rule whenever necessary, as a result of statutory or legislative changes, especially in the cases of CVM and B3 regulations regarding the Corporate Governance Practices applicable to the Company. Approved by the Board of Directors on August, 2022.